Exhibit 99.1

Yandex Announces Inducement Equity Awards in Connection with Acquisition

Moscow and The Hague, February 3, 2012. Yandex (NASDAQ: YNDX) has announced the grant of employee equity awards in connection with its recent acquisition of SPB Software.

Yandex has granted an aggregate of 25,000 restricted share units to a total of 13 non-executive employees who joined Yandex in connection with this acquisition. These equity awards were granted outside Yandex’s shareholder-approved equity incentive plan, and constituted inducement awards for purposes of the applicable Nasdaq Stock Market rules.  The grants were approved by the Company’s Board of Directors.

ABOUT YANDEX

Yandex (NASDAQ: YNDX) is the leading internet company in Russia, operating the country’s most popular search engine and the most visited website. Yandex also operates in Ukraine, Kazakhstan, Belarus and Turkey. Yandex’s mission is to answer any question internet users may have.

Contacts:

Investor Relations

Dmitry Barsukov, Katya Zhukova

Phone: +7 495 739-70-00

E-mail: askIR@yandex-team.ru

US Investor Contact

The Blueshirt Group, for Yandex

Alex Wellins

Phone: +1 415 217-58-61

E-mail: alex@blueshirtgroup.com

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru